UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 24, 2004

Anthony Augliera
Senior Vice President and Assistant General Counsel
Wachovia Corporation
Legal Division
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/24/2004

04009295

Re: Wachovia Corporation
Incoming letter dated January 30, 2004

Dear Mr. Augliera:

This is in response to your letter dated January 30, 2004 concerning the shareholder proposal submitted to Wachovia by John K. Moore. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John K. Moore
200 Providence Road
Post Office Box 35261
Charlotte, NC 28235

104019

Wachovia Corporation
Legal Division
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Tel 704 374-6611

Anthony Augliera
Senior Vice President and
Assistant General Counsel
Direct Dial: 704 383-4901
Fax: 704 715-4494
anthony.augliera@wachovia.com

WACHOVIA

1934 Act/Rule 14a-8

January 30, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wachovia Corporation - Omission of Shareholder Proposal Submitted by John K. Moore

Ladies and Gentlemen:

Wachovia Corporation, a North Carolina corporation ("Wachovia"), hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit a shareholder proposal from its proxy statement and form of proxy for Wachovia's 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

The Proposal

On or about November 17, 2003, Wachovia received a letter, dated November 17, 2003 (the "Letter"), from John K. Moore (the "Proponent") containing a shareholder proposal (the "Proposal") for inclusion in Wachovia's 2004 Proxy Materials. The Letter and the Proposal are attached as **Exhibit A**.

The Proposal recommends that "the Board of Directors amend the bylaws to separate the roles of Chairman of the Board of Directors and Chief Executive Officer and require an independent director to serve as Chairman of the Board of Directors as soon as possible."

Rule 14a-8(i)(6)- Wachovia lacks the power to implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the Proposal." The Proposal, if implemented, would require that the Chairman of the Board of Directors be an "independent director." The Proposal does not define independence, although it states that the Chairman cannot also be the Chief Executive Officer. As further described below, Wachovia does not have the power or authority to implement the Proposal because it cannot ensure that an independent director would be (i) elected to Wachovia's board of directors by Wachovia shareholders, (ii) elected as Chairman of the Board by Wachovia's board of directors, and (iii) willing to serve as Chairman of the Board of Wachovia.

Wachovia is a North Carolina corporation and is subject to the North Carolina Business Corporations Act (the "NCBC"). Pursuant to Section 55-8-03 of the NCBC, Wachovia's directors are elected by its shareholders. Although vacancies on the Board may be filled by the affirmative vote of a majority of the remaining directors, a person who is appointed as a director to fill a vacancy must stand for election at the next shareholders' meeting where directors are elected. Accordingly, Wachovia's shareholders ultimately determine who serve as Wachovia's directors. In order to comply with the Proposal, Wachovia would be required to ensure that: (i) a sufficient number of independent directors are elected by the shareholders each year to appropriately fill the position of Chairman, as well as positions on the board's Audit & Compliance Committee, Corporate Governance & Nominating Committee, and the Management Resources & Compensation Committee, which are required by the New York Stock Exchange to be completely independent; (ii) Wachovia's board of directors would determine to elect one of such "independent" directors as Chairman of the Board of Directors; and (iii) one of such "independent" directors would be qualified and willing to serve as Chairman of the Board of Directors. Wachovia cannot be certain that it will be able to find an individual deemed "independent," as required by the Proposal, who will have the time and desire to devote to a position as important as Wachovia's Chairman of the Board, and who would be willing to serve as Wachovia's Chairman of the Board. This is particularly an issue in the current regulatory environment where it is difficult to find qualified directors. Thus, because Wachovia does not control who is elected or retained as a director, Wachovia cannot ensure that any independent director, if elected, would consent to serve as Wachovia's Chairman of the Board.

The Staff has permitted the exclusion under Rule 14a-8(i)(6) of similar proposals seeking to impose qualifications on members of the board. Such proposals are excludable under a long line of Staff interpretations recognizing that it is beyond the corporation's power to ensure election of a particular person or type of person. *See I-many, Inc.* (April 4, 2003) (permitting exclusion of proposal requiring that all members of the compensation committee be non-management directors and allowing a non-management shareholder observer); and *Bank of America Corporation* (February 20, 2001) (permitting exclusion of proposal requesting that all members of the compensation committee be independent, as defined in the proposal).

Most recently and more directly relevant, in *SouthTrust Corporation* (January 16, 2004), the Staff concurred that an identical proposal from the Proponent could be excluded under Rule 14a-8(i)(6), as beyond the power of the company's board of directors to implement. In concurring with the company's view in the *SouthTrust* letter, the Staff noted that "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." With respect to the Proposal, Wachovia is similarly situated to *SouthTrust* in virtually all respects.

Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, Wachovia believes that it may properly omit the Proposal under Rule 14a-8(i)(6).

Request for Waiver of 80-Day Requirement

Rule 14a-8(j) requires a company to file its reason for excluding a proposal from its proxy statement no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j) does allow a company to submit its reason after 80 calendar days upon its demonstration of "good cause."

Wachovia believes that it has "good cause" for the delay. In the interest of saving Staff time and resources, based on available Staff precedent, Wachovia had initially determined not to submit a letter to the Staff. However, in light of the recently issued *SouthTrust* letter discussed above, including the fact that *SouthTrust* addressed the identical proposal from the identical Proponent, Wachovia determined it could make a strong argument that would not waste Staff resources. Wachovia intends to file its definitive proxy statement on or before **March 15, 2004**. Given the brevity of Wachovia's argument above, the recent *SouthTrust* precedent, and the identical nature of Wachovia's and *SouthTrust's* proposals, Wachovia believes that the Staff will not be unduly burdened by this request and will have adequate time to consider the arguments presented above. In addition, Wachovia does not believe that the Proponent will be prejudiced or harmed by the waiver since the Proponent was already aware of, and did not challenge, the same *SouthTrust* argument, which also was based on Rule 14a-8(i)(6). Because of the facts described above, Wachovia respectfully requests a waiver of the 80-day requirement.

Conclusion

For the reasons set forth above, Wachovia respectfully submits that it may properly omit the Proposal from its 2004 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if Wachovia omits such Proposal.

In accordance with Rule 14a-8(j), six copies of this letter, including all exhibits, are enclosed, and a copy of this letter is being sent to the Proponent. Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding this request, please call the undersigned at (704) 383-4901.

Very truly yours,

Anthony R. Augliera
Senior Vice President and
Assistant General Counsel

Enclosures

cc: John K. Moore

MOORE COMPANIES

200 Providence Road
Post Office Box 35261
Charlotte, NC 28235
Phone: 704-3321546
Fax: 704-332-5406

November 17, 2003

Mr. G. Kennedy Thompson
Chief Executive Officer
Wachovia Corporation
One Wachovia Center
Charlotte, North Carolina 28288-0013

Dear Mr. Thompson:

Enclosed please find a shareholder proposal that I am submitting under the SEC's shareholder proposal rules and which I intend to offer at the 2004 Annual Meeting. I have continuously owned well over $2,000 in market value of Wachovia common stock for over a year and will own those securities through the date of the 2004 Annual Meeting. A written confirmation of my ownership from my broker is also enclosed.

Yours truly,

John K. Moore

PROPOSAL

The shareholders recommend that the Board of Directors amend the bylaws to separate the roles of Chairman of the Board of Directors and Chief Executive Officer and require an independent director to serve as Chairman of the Board of Directors as soon as possible.

SUPPORTING STATEMENT

A primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at our company.

The New York Stock Exchange has recently adopted corporate governance standards requiring that a majority of the Board of Directors be independent and that regular meetings of only the independent directors be held. Requiring the Chairman of the Board to be independent will facilitate the holding of such meetings as well as identifying an independent director to whom shareholders and employees may take their concerns about executive management and the company.

This proposal is not intended to be critical of the company's present Chairman and CEO. It is made in the spirit of fostering good corporate governance at a time when the risks of not having adequate corporate checks and balances are abundantly clear.

I believe that an independent Chairman will reduce the risk of a corporate debacle like those recently in the news while strengthening the Board's integrity and improving its oversight of management. Many corporate governance experts and institutional shareholders appear to share my belief.

To ensure a check and balance oversight of our investment with an

Independent Board Chairman

Vote FOR [Insert Designation of Proposal on Proxy Card]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 24, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wachovia Corporation
Incoming letter dated January 30, 2004

The proposal recommends that the Board of Directors amend the bylaws to separate the Chairman and Chief Executive Officer positions and to require that an independent director serve as Chairman of the Board.

There appears to be some basis for your view that Wachovia may exclude the proposal under rule 14a-8(i)(6), as beyond the power of the board of directors to implement. In our view, it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board. Accordingly, we will not recommend enforcement action to the Commission if Wachovia omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We note that Wachovia did not file its statement of objections to including the proposal at least 80 days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Keir D. Gumbs
Special Counsel